PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ TEL 020 7220 7588 FAX 020 7548 3725 www.prudential.co.uk

April 8, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 8, 2014. The disclosure can be found under the heading “Item 4: Supervision and Regulation of Prudential – US Supervision and Regulation – Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

Prudential plc

/s/ NIC NICANDROU
Nic Nicandrou
Chief Financial Officer